PANNONPLAST


INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu


02015784

02 MAR 13 AM 8:23

**Securities and Exchange Commission**
**Office of International Corporate Finar**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**
**Stop 3-9**

Budapest, 25th February, 2002

**Re: Pannonplast Rt. (the "Company") - File No. 82-4548**

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

SUPPL

Extra Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

dlw 3/14

Dr. Erzsébet Fehér

Enclosure

25th February, 2002

Extraordinary Announcement

According to the reporting requirements we inform our shareholders as follows:

1 The owners of Pannon Aldra Ltd. raised the company's ordinary share capital by HUF 500 million. In the capital increase both Pannonplast Industries Ltd. and the co-owner Alkor Draka S.A., a Solvay interest, participated by 50%. Pannon Aldra's share capital amounts to HUF 2570 million after the increase.
The company uses the proceeds from the capital increase for repaying debt that was borrowed to finance reorganization developments. Through the development a complex reconstruction of the flexible PVC film manufacturing line was carried out and the conditions for the efficient production of competitive product mix were created.
Diversification of the customer and user base is continuing. The company's budgeted sales revenues for the year 2002 is HUF 3.7 billion with export ratio of 75%.

2 After careful consideration, the management of the company came to the decision to discontinue production of the factory in Debrecen of Dexter Mould Making Co., which is a subsidiary of Pannonplast with 85% ownership stake. In the keen competition the market demand and the achievable price decreased and the company's operation became loss-making.
The conditions for accepting a part of the machine-tools of the factory wound up have been created in Dexter's Budapest factory, which was operating more efficiently. After the reorganization the annual sales revenues is expected to reach HUF 750 million and the budgeted export ratio exceeds 80%.
The workforce of Dexter Co., will decrease by 38 to 80 persons after the reorganization. Regarding the affected 38 employees the company will do its best to proceed with the utmost care.

Pannonplast Plc.

Gyiroh

PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**
**Stop 3-9**

Budapest, 13th February, 2002

**Re: Pannonplast Rt. (the "Company") - File No. 82-4548**



Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on 2001 operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

# PANNONPLAST PLC
# Flash Report on Operations in 2001

The Flash Report contains the consolidated financial statements and data of the Pannonplast Group according to the International Accounting Standards (IAS). The statements are non-audited.

## 1. SUMMARY

- **Pannonplast Group's consolidated sales revenues was HUF 32 billion, which exceeds that of previous year by 13 %. The general decrease in market needs, the change in product mix, the harsh competition and the force to give price reduction had negative effect on the turnover and on the margin. Although the gross profit increased by HUF 550 million, the margin ratio decreased from last year's 29.9 % to 28.1 %.**
- **The relative importance of SG&A costs further decreased in 2001. At the same time the Company's other expenses increased by HUF 350 million (FX loss in export), other income decreased by HUF 260 million (lack of extraordinary asset disposal). So Company's operating profit (EBIT) declined compared to that of previous year by 17.8 %. As depreciation was significantly higher than a year before, the operating cash flow (EBITDA) increased by 6.7 %, almost reaching the HUF 5 billion level.**
- **The net balance of financial expenses grew by HUF 146 million, which is the common result of increasing interest expenses and FX gain on foreign currency debt. As a consequence of the above mentioned, the Company's net income for year 2001 is HUF 1,313 million, 76.7 % of last year's figure.**
- **Year-ending consolidated value of the Company's fixed assets is HUF 21.7 billion which exceeds that of last year by 7.9 %. Total value of year-ending long- and short-term bank debt was HUF 9.3 billion. Leverage is 52 %, similar to last year's.**
- **Among the shareholders the proportion of Hungarian institutional investors grew by 18% during the year.**
- **For investments and purchasing business shares the Company spent HUF 5.2 billion, HUF 1 billion lower than last year. The Company acquired 30% business share in Pannunion and continued the restructuring and development program at Pannon Aldra. At several affiliates the company made definite steps to expand product mix, to reduce costs and to increase efficiency.**
- **The decreasing market needs from second-half of the year influenced significantly the Company's performance. The unfavourable external impacts have been partly counterbalanced by quick and effective measures. Results of the wide-range programs for cost and staff reduction as well as performance increase will appear mainly in the next periods.**

## 2. DATA SUMMARY

| | *31.12.2001 (HUF million)* | *31.12.2000 (HUF million)* | *Index (%)* |
|---|---|---|---|
| Total Sales Revenues | 32 059 | 28 288 | 113.3 |
| - Sales in foreign countries | 10 066 | 9 685 | 103.9 |
| -- ratio % | 31.4 | 34.2 | |
| Operating Profit (EBIT) | 2 064 | 2 511 | 82.2 |
| Operating Cash Flow (EBITDA) | 4 833 | 4 528 | 106.7 |
| Income before tax | 1 717 | 2 263 | 75.9 |
| Net Income | 1 313 | 1 712 | 76.7 |
| Total Shareholders' Equity | 17 924 | 17 141 | 104.6 |
| Total Assets | 33 884 | 33 295 | 101.8 |

## 3. ANALYSIS OF INCOME STATEMENT

3.1. **Sales revenues in 2001 were HUF 32,059 million, 13.3 % or HUF 3.8 billion higher than those in 2000.**

The Company's market opportunities and operation were strongly limited by deterioration of international and domestic economic circumstances. The Company was often force to give price reduction in the keen competition. The sharpest competition emerged on the market of Pannonpipe, but the decreasing market needs limited the possibilities of almost all subsidiaries. It was significant mainly in the second-half of the year at Dexter by the delayed tool orders, at Pannon Aldra by the market introduction of new product range and at Tu-Plast.

The consumer packaging cluster could maintain its last year's turnover apart from the strong competition.

The sales revenue was significantly increased by nearly HUF 1.5 billion due to Moldin 2000's whole year operation. On the other hand, the subsidiary's revenue lagged behind the plan because of limited orders of analogue videos and the lower-than-expected expansion of DVD drivers market. Moldin Ltd's sales revenue grew by more than HUF 2 billion, though at this subsidiary the cancelled HP orders caused the decline compared to the plan.

Foreign affiliates in most cases were unable to repeat their previous year's performance. At Interagropak in Kiev a big consumer started its own packaging material production. At Unical in Romania there was plant relocation and slower than expected running-in of some big consumers' production. At the same time Pipelife Romania's development is promising.

The ratio of export sales declined by 2.8% to 31.4%, although in value it is HUF 380 million higher than that of last year's. Tendency of HUF exchange rate had negative effect on export. Demand of export markets decreased and price pressure increased.

3.2. **Gross margin ratio deteriorated to 28.1%** from 29.9% in the basis period. Despite favourable change in raw material prices used by strategic alliances and consumer packaging clusters, the companies - because of strong market competition and dull consumer demand - were forced to give substantial price reduction, which resulted in a decrease in margin. The increase of injection moulding technology cluster's relative proportion caused the shift in margin ratio, too.

**Pannonplast generated HUF 9,005 million margin in 2001 up by 6.5% compared to last year's** HUF 8,454 million. The increase in margin was mainly due to the growth in injection moulding technology cluster.

3.3. **Selling, General and Administrative Costs was HUF 6,524 million**, increased by 6,5%, which is lower than the inflation and the ratio of sales-revenue increase due to the Company's strict cost management. **The ratio of direct costs** is 20.3%, an **improvement of 1.4%** compared to the basis period. Other expenses amounted to HUF 848 million against HUF 502 million in the previous year, which results from the substantial fluctuation of HUF, FX loss realized on customers and from the calculated reserves on customers and inventories. Other income is HUF 431 million, lower than last year's high basis, as this year the Company did not generate one-time income from assets sale, which was not directly connected to the manufacturing activity.

**The company's consolidated operating profit (EBIT) is HUF 2,064 million in 2001,** 17.8% lower than that of 2000. The lag was caused by the increase in other expenses and default of other income.

**Operating cash flow (EBITDA) amounted to HUF 4,833 million, surpassing the previous year's HUF 4,528 million by 6.7%.**

3.4. **Result of financial operations is HUF 217 million expenses,** while the comparable previous year's figure was HUF 71 million expenses. Because of the interest expenses after the long-term loans raised at year-end 2000 and during the year 2001 to carry out the investments, the financial costs increased significantly, HUF 807 million, against HUF 504 million in 2000. The increase was partly counterbalanced by the almost continuous decrease in debt interest rate. Financial Income is HUF 590 million, also an increase compared to last year's HUF 433 million, resulted from the realized FX gain during the second half of the year as well as from the debt revaluation according to IAS. The Company, according to its strategy is still in a net debt position.
**Operating profit is HUF 1,847 million, which means the 75.7% of last year's HUF 2,440.**

3.5. Expenses of non-operating items are HUF 130 million, HUF 47 million lower than a year before. The Company's profit before tax is HUF 1,717 million, which represents 75,9% that of last year's. Pannonplast's corporate tax is HUF 264 million or 15.4%. The effective tax rate decreased by 0.7bps.

3.6. **Pannonplast's net income in 2001 was HUF 1,313 million, which is lagged behind last year's income by 23%** and it corresponds to the profit forecast published by the Company in November. The main reason of lagging behind the plan is the general decrease in demand and keen price competition in the second half of the year.

## 4. ANALYSIS OF THE BALANCE SHEET

4.1. In 2001, in line with the group's long-term development plans, the Company made **HUF 5.2 billion capital expenditures** for the **development** of the subsidiaries' manufacturing infrastructure, for **purchasing** production equipment in connection with updating the product mix, and as well as for the purchase of 30% business share in Pannunion from the minority shareholder. This amount is HUF 1 billion lower compared to the last year's capex. The company's **total fixed assets** went up by HUF 1.6 billion, to **HUF 21.7 billion.**

4.2. Besides a 13% sales increase **Working capital** decreased significantly, by HUF 1 billion, to **HUF 12.1 billion,** which is 92.4% that of the previous year. As a result of the strict stock management **the value of inventories grew only by 3.3%. The significant, 11.5% decrease in accounts receivable** is a consequence, on one hand, of the consistent steps to collect receivables and, on the other hand, the lag of the one-time effects which served as a high basis in our 2000 year's report. Other receivables include receivables from the government (tax authorities, customs office).
The combined ending balance of **cash, deposits and marketable securities** accounts for 47.9% of previous year's figure. The HUF 1 billion decrease is a result of the use of own cash for development expenses, in addition to the depreciation basis.

4.3. **Pannonplast's Shareholders' Equity was HUF 17.9 billion, HUF 783 million higher than a year before.** The growth is the consequence of the increasing effect of the after-tax income as well as the decreasing effect of cash dividends and the FX losses on foreign investments. The 30% decrease in Minority interests mainly results from the purchase of the above-mentioned Pannunion business share.

4.4. **Long term liabilities** came to HUF 5.3 billion which basically corresponds to the last year's value (102.6%). This shows that the repayments and the fund raising above own sources for developments were balanced during the year.

**Short term liabilities** surpassed the basis period's figure by 3.9%. **The Accounts** Payable was on the same level as in 2000. The increase in **short term debt** mainly reflects the temporary growth of the working capital financing requirements in two subsidiaries. The substantial decrease in short term liabilities was caused by the different composition of the deferred expenses. The sum of the company's long and short term loans is HUF 9.3 billion, debt-to-equity ratio is 51.9%.

4.5. The Company's cash flow was in line with the actual business processes. Despite lower net income, **cash from operation grew** substantially as a result of the increased depreciation. The Company's **Cash on hand, end of period,** amounted to **HUF 936 million** a decrease of HUF 465 million compared to 2000 year-end value.

## 5. MAJOR CORPORATE EVENTS

5.1. In the year under review Pannonplast used altogether HUF 5.2 billion on investments and acquisitions, HUF 1 billion lower than in the year before. The Company allocated a considerable amount, HUF 962 million on the development of Pannunion, construction of production hall, warehouse, and on the fulfillment of the future quality and hygienic requirements of the food packaging industry. The strategic goal of the Company is to strengthen its market leading position in a certain specialized product mix of the consumer packaging products and to ensure the establishment of further manufacturing capacities in Eastern-Europe. According to this strategy the Company has purchased the 30% business stake of the financial investor and became 100% owner of Pannunion Ltd.

5.2. At Moldin Ltd. in Szombathely an important development project was carried out, HUF 513 million was spent on the introduction of special technologies as painting, component assembly and on the expansion of plant and warehouse hall. The development was necessary to fulfill the continually increasing demand for Philips LCD monitors.

5.3. Pannon Aldra Ltd. invested a total HUF 865 million on its reorganization development project. In the fourth quarter started the market introduction of the new product range and simultaneously the manufacturing of several traditional products, i.e. PVC flooring was ceased. The workforce was reduced significantly, by more than 20%.

5.4. Pannonpipe spent HUF 390 million to realize the manufacturing of new, material-saving "foamed" Coex sewage pipes and to widen the range of PE fittings. At FCI the production hall was enlarged and at Multicard the conditions towards chip cards manufacturing were created. Capacity expansion took place at Pannon-Effekt and Almand Ltd.

5.5. In the framework of reviewing the product mix, measures have been taken to cease the manufacturing of products with low margin and with expected decreasing market demand in the future and to close capacities. Among others the manufacturing of consumer flexible PVC film product family, PP film straps and products made of them was ceased. The revision of the product mix continues.

5.6. Besides increased sales revenues, the Company reduced the workforce by 95 person or 4% in the last year. There have been personal changes in the managing

positions at several companies and effective measures were initiated to update the organizational, managing and accounting system.
The management of Pannonpipe Ltd. has changed, Mr. Árpád Veress in one person has been charged to manage the company instead of two managing directors previously. The managing director at Moldin Ltd., Moldin 2000 Co and Dexter Co was also changed.

5.7. Share of the local domestic investors increased by 10% and 18% compared to the date of the dividend payment and to the previous year-end respectively. In the fourth quarter Karsai Holding announced its 10.06% share ownership in the Company and fulfilled the conditions of the registration into the Shareholders' Register. As since the dividend payment there has been no other demand for registration into the Shareholders' Register, the change in the ownership structure is based on conclusion.

## 6. EMPLOYEES

6.1. Total number of employees in the PANNONPLAST Group was 2543 and 2448 on 31 December 2000 and 31 December 2001 respectively. The number of employees at member companies abroad was 194 on 31 December, 2001.

## 7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATION OF THE COMPANY

7.1. Par value of registered capital of the Company was HUF 420,647,600 as of 31 December, 2001, up by HUF 886,300 in a year as a consequence of investors' converting cash dividends into stock.

7.2. The Company held 31,281 pieces of treasury shares as of 1 January 2001, 43,281 pieces as of 30 September 2001 and the same quantity as of 31 December, 2001. On 20 December, 2001 the Company sold and simultaneously repurchased 31,281 treasury shares.

7.3. Personal changes: Over the course of the year there have been changes in the management. In July Dr. János Illéssy VP Finance left the Company. Ms. Erika Jilling was appointed to Vice President, Finance. The Annual General Meeting has reelected Dr. János Illéssy and Balázs Szabó as BOD member for an other three years.

7.4. Over the course of the year there was no change in the staff numbers of the Board of Directors, the Supervisory Board and in the person of the Auditor.

Budapest, 13 February, 2002

***Dr. Erzsébet Fehér***
***CEO and Chairwoman***

ADDITIONAL INFORMATION ON THE COMPANY IS AVAILABLE AT WWW.PANNONPLAST.HU.

# DATA SHEETS

| | |
|---|---|
| Company name: | PANNONPLAST Industries Plc. |
| Address: | H-1225 Budapest, Nagytétényi út 216-218. |
| Sector: | Plastic processing |
| Period: | 2001 |
| Phone: | (36-1) 207-1808 |
| Fax: | (36-1) 207-1464 |
| E-mail: | erika.jilling@pannonplast.hu |
| Investor relation: | Ms. Erika Jilling |

## Financial Data Sheets

### *PK1. General Information Regarding Financial Data*

| | Yes | No |
|---|---|---|
| Audited | | X |
| Consolidated | X | |

| Accounting Standards | Hungary | IAS | Other |
|---|---|---|---|
| | | X | |

### *PK2. Subsidiaries Involved in Consolidation*

| Name | Shareholders/ Equity/Capital | Stake (%) | Voting rate | Listing[1] |
|---|---|---|---|---|
| Pannonpipe Ltd. | 2873.5 | 50.0 | 50.0 | J |
| Moldin Ltd. | 2692.4 | 100.0 | 100.0 | F |
| Pannunion Ltd. | 2220.7 | 100.0 | 100.0 | F |
| Pannon Aldra Ltd. | 2070.0 | 50.0 | 50.0 | J |
| Tu-Plast Ltd. | 931.0 | 60.0 | 60.0 | F |
| Dexter Plc. | 868.0 | 88.5 | 88.5 | F |
| Polifoam Ltd. | 754.1 | 51.0 | 51.0 | F |
| Moldin 2000 Plc. | 710.0 | 100.0 | 100.0 | F |
| Almand Ltd. | 512.7 | 100.0 | 100.0 | F |
| Pannon-Tara Ltd. | 467.7 | 100.0 | 100.0 | F |
| FCI Ltd. | 420.0 | 58.0 | 58.0 | F |
| Multicard Ltd. | 400.0 | 100.0 | 100.0 | F |
| Unical Ltd. | 345.6 | 100.0 | 100.0 | F |
| Interagropak Ltd. | 326.9 | 51.0 | 51.0 | F |
| Pannon-Effekt Ltd. | 311.0 | 100.0 | 100.0 | F |
| Kaposplast Ltd. | 310.0 | 100.0 | 100.0 | F |
| Recyclen Ltd. | 216.8 | 100.0 | 100.0 | F |
| Kuala Ingatlanhaszn. Ltd. | 179.2 | 100.0 | 100.0 | F |
| MÜKI Ltd. | 143.8 | 100.0 | 100.0 | F |
| Karbantartó Ltd. | 41.2 | 100.0 | 100.0 | F |

[1] Fully Controlled (F); Jointly Managed (J); Affiliated (A)

IAS Consolidated BALANCE SHEET (non-audited; in HUF million)

| | 31.12.2001 | 31.12.2000 | index (%) |
|---|---|---|---|
| **A. Total Fixed Assets** | **21 747** | **20 157** | **107.9** |
| Intangible Assets | 1 698 | 1 598 | 106.3 |
| Tangible Fixed Assets | 20 027 | 18 514 | 108.2 |
| Investments | 22 | 45 | 48.9 |
| **B. Total Current Assets** | **12 137** | **13 138** | **92.4** |
| Inventories | 4 336 | 4 197 | 103.3 |
| Accounts Receivable | 6 856 | 6 969 | 98.4 |
| Securities, Cash and Deposits | 945 | 1 972 | 47.9 |
| **TOTAL ASSETS** | **33 884** | **33 295** | **101.8** |
| | | | |
| **D. Total Shareholders' Equity** | **17 924** | **17 141** | **104.6** |
| Share capital on Par Value | 421 | 420 | 100.2 |
| Capital Reserves, Retained Earnings | 16 190 | 15 009 | 107.9 |
| Retained Earnings | 1 313 | 1 712 | 76.7 |
| Minority Interest | 1 535 | 2 165 | 70.9 |
| Deferred Income | 111 | 148 | 75.0 |
| **F. Total Liabilities** | **14 314** | **13 841** | **103.4** |
| Long Term Liabilities | 5 304 | 5 172 | 102.6 |
| Current Liabilities | 9 010 | 8 669 | 103.9 |
| - Accounts Payable | 3 674 | 3 678 | 99.9 |
| - Short Term Debt | 4 001 | 3 387 | 118.1 |
| - Other Current Liabilities | 1 335 | 1 604 | 83.2 |
| **TOTAL S/E & LIABILITIES** | **33 884** | **33 295** | **101.8** |

*PK4.*

**IAS Consolidated INCOME STATEMENT (non-audited; in HUF million)**

| | 31.12.2001 | 31.12.2000 | index (%) |
|---|---|---|---|
| Sales | 32 059 | 28 288 | 113.3 |
| Cost of Sales | (23 054) | (19 834) | 116.2 |
| **Gross margin** | **9 005** | **8 454** | **106.5** |
| Selling General & Administrative | (6 524) | (6 130) | 106.4 |
| Other Expenses | (848) | (502) | 168.9 |
| Other Revenues | 431 | 689 | 62.6 |
| **A. Earning before Interest and Taxes** | **2 064** | **2 511** | **82.2** |
| Income, Financial Operations | 590 | 433 | 136.3 |
| Expenses, Financial Operations | (807) | (504) | 160.1 |
| **B. Result of Financial Operations** | **(217)** | **(71)** | |
| **C. Operating Profit before Tax** | **1 847** | **2 440** | **75.7** |
| **D. Non-operating Items** | **(130)** | **(177)** | |
| **E. Income before Tax** | **1 717** | **2 263** | **75.9** |
| Income Tax | **(264)** | **(364)** | **72.5** |
| **F. After Tax Income** | **1 453** | **1 899** | **76.5** |
| Minority interest | (140) | (187) | 74.9 |
| **G. Net Income for the Year** | **1 313** | **1 712** | **76.7** |

## IAS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)

| | 31.12.2001 | 31.12.2000 |
|---|---|---|
| After Tax Income | 1 313 | 1 712 |
| Depreciation | 2 769 | 2 017 |
| Change in Working Capital | (299) | (965) |
| Other Operating Adjustment | 144 | (566) |
| **Cash from Operation** | **3 927** | **2 198** |
| Purchase of Fixed Assets | (5 196) | (6 239) |
| Sale of Fixed Assets | 205 | 1 083 |
| Other Cash from Investment Activity | 6 | 1 |
| **Cash from Financing Activities** | **(4 985)** | **(5 155)** |
| Proceeds from Share Issue | 0 | 0 |
| Change in Long Term Dept | 132 | 3 316 |
| Change in Short Term Dept | 614 | 1 268 |
| Dividends Paid | (569) | (589) |
| Other Cash from Financing Activities | 416 | (508) |
| **Cash from Financing Activities** | **593** | **3 487** |
| Net Change in Cash | (465) | 530 |
| Cash on Hand, Beginning of Period | 1 401 | 871 |
| **Cash on Hand, End of Period** | **936** | **1 401** |

***PK6. Major Off-Balance-Sheet Items:*** There is no such item.

**Data regarding Shareholding Structure and Ownership:**

***RS1. Ownership Structure***

| Owned by | Total Shareholders' Equity | | | |
|---|---|---|---|---|
| | 31.12.2001 | | 31.12.2000. | |
| | % | pcs | % | pcs |
| Local Institutions | 28.02 | 1,178,618 | 10.15 | 425,964 |
| Foreign Institutions | 59.87 | 2,518,406 | 79.55 | 3,338,998 |
| Local Private Individuals | 9.56 | 402,175 | 7.06 | 296,446 |
| Foreign Private Individuals | 0.11 | 4,613 | 0.04 | 1,808 |
| Employees, Executives | 1.30 | 54,675 | 2.35 | 98,591 |
| Treasury Shares | 1.03 | 43,281 | 0.74 | 31,281 |
| Government Body | 0.11 | 4,708 | 0.11 | 4,525 |
| Internation Development Institutions | - | - | - | - |
| Other | - | - | - | - |
| Total | 100.00 | 4,206,476 | 100.00 | 4,197,613 |

***RS2. Number of Treasury Shares in Current Year***

| 1 January | 31 March | 30 June | 30 September | 31 December |
|---|---|---|---|---|
| 31,281 | 43,281 | 43,281 | 43,281 | 43,281 |

***RS3. Owners Holding 5% + of Shares (End of Period)***

| Name | Nationality[4] | Activity [5] | Shares held (pcs) | Stake (%) | Remarks |
|---|---|---|---|---|---|
| Pictet & CIE A.G. | F | I | 532,806 | 12.72% | |
| Karsai Holding Rt. | D | I | 423,094 | 10.06% | |
| EEDF Investments Ltd. | F | I | 271,607 | 6.46% | |

[4] Domestic (D), Foreign (F)
[5] Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee, officer (E)

***TSZ2. Number of Employees (persons)***

| 31.12.2000 | 1. 1. 2001 | 31.12.2001 |
|---|---|---|
| 2543 | 2543 | 2448 |

***TSZ3. Senior Executives and Employees in Strategic Positions***

Personal changes: Over the course of the year there have been changes in the management. In July Dr. János Illéssy VP Finance left the Company. Ms. Erika Jilling was appointed to Vice President, Finance. The Annual General Meeting has reelected Dr. János Illéssy and Balázs Szabó as BOD member for an other three years.

Over the course of the year there was no change in the staff numbers of the Board of Directors, the Supervisory Board and in the person of the Auditor.

| Feature [1] | Name | Position | Start of the mandate | End of the mandate | Shares owned by the employees |
|---|---|---|---|---|---|
| BOD | Dr. János Illéssy | Member | 29.04.1998 | 2004; till AGM | 0 |
| BOD, SP | Mr. Balázs Szabó | Member, VP | 29.04.1998 | 2004; till AGM | 0 |
| SP | Ms. Erika Jilling | VP | 01.06.2001 | 31.05.2003 | 0 |

[1] Employees in strategic position (SP) member of Board of Directors (BOD), member of Supervisory Board (SB)

***ST1. Extraordinary Announcements Published during the Period***

| Date | Published | Subject |
|---|---|---|
| 19.10.2001 | 24.10.2001 | Extraordinary announcement: regarding manufacturing of HP products |
| 13.11.2001. | 14.11.2001 | Flash Report on Q1-Q3 2001 operations |
| 13.112001 | 14.11.2001 | Extraordinary announcement on the company's operation in 2001 |
| 20.12.2001 | 21.12.2001 | Extraordinary announcement on selling and simultaneously repurchasing shares |